CITADEL

Palafox Trading LLC

2023 Financial Statement

CITADEL

Palafox Trading LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2023, and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66420

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palafox Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Biscayne Boulevard, Suite 3300
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Henry	(212) 651-7726	Michael.Henry@citadel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palafox Trading LLC (the "Company") _____, as of December 31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Accounting Officer



Notary Public   2/28/2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PALAFOX TRADING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Palafox Trading LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Palafox Trading LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

PALAFOX TRADING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2023
Assets:		
Cash and cash equivalents	$	102
Cash segregated under federal regulation		15
Securities purchased under agreements to resell, at fair value		89,728
Receivable from brokers, dealers, clearing organizations, and custodians		1,963
Receivable from affiliates		1,607
Other assets		11
Total assets	$	93,426

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase, at fair value	$	89,734
Payable to affiliates		1,981
Other liabilities		16
Total liabilities		91,731
Member's capital		1,695
Total liabilities and member's capital	$	93,426

See notes to statement of financial condition.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

NOTE 1

Organization

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc., a member of the Securities Investor Protection Corporation, and a clearing member of the Fixed Income Clearing Corporation ("FICC"), LCH RepoClear ("LCH") and Eurex Clearing ("EUREX"). The Company is a netting member and sponsoring member of the Government Securities Division of FICC.

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. As of December 31, 2023, Citadel Kensington Global Strategies Fund Ltd., Citadel Wellington LLC, Citadel Kensington Global Strategies Fund II Ltd., Citadel Global Fixed Income Fund Ltd., and Citadel Global Fixed Income Fund LLC were the ultimate beneficiaries of GFIL.

The Company acts as a clearing broker for GFIL in certain repurchase and reverse repurchase agreement transactions.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC and Citadel Americas Services LLC, and certain of their affiliates (collectively, the "Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2025.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in accordance with GAAP requires CALC to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash and cash equivalents are held at global financial institutions.

Cash Segregated Under Federal Regulation

The Company is subject to the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"), which requires cash and/or qualified securities to be segregated in a special reserve bank account for the exclusive benefit of customers.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Offsetting Financial Assets and Liabilities

The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report reverse repurchase agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments

The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CALC based on the valuation principles set forth in the Company's governing documents and represents CALC's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CALC or CALC may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports reverse repurchase agreements and repurchase agreements ("Financial Instruments") at fair value.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price) or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CALC). CALC may determine to use a different value than would be assigned pursuant to the foregoing if CALC determines that doing so would better reflect fair value (e.g., CALC may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CALC's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

Reverse Repurchase Agreements and Repurchase Agreements
Reverse repurchase agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Reverse repurchase agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to reverse repurchase agreements and repurchase agreements in earnings on a timely basis. CALC has elected to apply the fair value option to the Company's reverse repurchase agreements and repurchase agreements.

Other Financial Instruments
CALC estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents, cash segregated under federal regulation, receivable from brokers, dealers, clearing organizations, and custodians, receivable from affiliates, other assets, payable to affiliates, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash, cash equivalents, and cash segregated under federal regulation which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2023, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

NOTE 3

Collateralized Transactions

The Company attempts to manage credit exposure arising from reverse repurchase agreements and repurchase agreements by, either entering into master netting agreements and credit support agreements with counterparties, and/or by entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties. During the year ended December 31, 2023, the Company had reverse repurchase and repurchase agreements with an affiliate (Note 4) and non-affiliates.

Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2023, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about reverse repurchase agreements and repurchase agreements.

AS OF DECEMBER 31, 2023

($ in millions)		
Fair value of securities collateral received for reverse repurchase agreements	$	129,459
Fair value of securities collateral pledged for repurchase agreements		128,202
Net cash collateral pledged		1,995
Fair value of additional securities collateral pledged		1,130

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by government debt securities, and residential mortgage-backed securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

The Company is a netting member of Eurex Clearing, LCH RepoClear, and the Government Securities Division of FICC, industry clearing houses for reverse repurchase and repurchase transactions. The respective clearing house interposes itself and serves as the legal counterparty to each side of the transaction for clearing and settlement purposes. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through the clearing houses.

Offsetting of Certain Collateralized Transactions
The following tables present information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2023

($ in millions)	Reverse Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 128,265
Amounts offset	(38,537)
Net amounts	89,728
Amounts not offset	
Counterparty netting	(89,734)
Financial instruments, at fair value	1,868
Total	$ 1,862

LIABILITIES AS OF DECEMBER 31, 2023

($ in millions)	Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 128,271
Amounts offset	(38,537)
Net amounts	89,734
Amounts not offset	
Counterparty netting	(89,734)
Financial instruments, at fair value	—
Total	$ —

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported on a net basis, as applicable, in the statement of financial condition when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable. These amounts may include any over-collateralization of such transactions.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity as of December 31, 2023.

($ in millions)	Repurchase Agreements
Overnight and open	$ 51,737
2-30 days	43,684
31-90 days	27,977
91-365 days	4,254
Total	127,652
Financing interest payable	619
Gross amounts	$ 128,271

The following table presents the gross carrying value of repurchase agreements by class of collateral pledged as of December 31, 2023.

($ in millions)	Repurchase Agreements
U.S. government securities	$ 101,385
Residential mortgage-backed securities	16,568
Non-U.S. government securities	9,699
Total	127,652
Financing interest payable	619
Gross amounts	$ 128,271

NOTE 4

Transactions with Related Parties

Expenses
The Company reimburses the Citadel Parties for direct and reimbursable administrative, general and operating expenses paid by these entities, on behalf of the Company. As of December 31, 2023, the Company had a payable to the Citadel Parties, which is included in payable to affiliates on the statement of financial condition.

Reverse Repurchase and Repurchase Agreements
During 2023, the Company entered into reverse repurchase and repurchase agreements with GFIL. The following table presents information about reverse repurchase and repurchase agreements with GFIL as of December 31, 2023.

($ in millions)	Reverse Repurchase Agreements	Repurchase Agreements
Gross contract value	$ 101,066	$ 27,535
Financing interest receivable/payable	310	86
Amounts offset in the statement of financial condition	(19,920)	(19,920)
Net amounts	81,456	7,701
Fair value of securities collateral received/pledged	$ 102,235	$ 27,978

In the table above, the fair value of the collateral received and pledged includes accrued coupon interest.

As of December 31, 2023, the Company pledged cash collateral to GFIL of $853 million related to reverse repurchase and repurchase agreements. The amount is included in receivable from affiliates on the statement of financial condition.

Notes to Statement of Financial Condition

Additionally, in relation to reverse repurchase and repurchase transactions with GFIL as of December 31, 2023, the Company had fails-to-deliver of $754 million and fails-to-receive of $1.53 billion which are included in receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition.

Loan Payable to Affiliate
The table below discloses the significant terms and financial information associated with the Company's senior unsecured facility agreement with GFIL.

AS OF DECEMBER 31, 2023

Borrowing Agreement *($ in millions)*

Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
GFIL	$ 500	Interest-free	$ 448	December 31, 2024

In the table above:

• The senior unsecured facility with GFIL is committed and payable on demand.
• The maturity date represents the maturity date valid at December 31, 2023.
• The outstanding principal amount and accrued interest is included in payable to affiliates on the statement of financial condition.

NOTE 5

Receivable from Brokers, Dealers, Clearing Organizations, and Custodians

Amount receivable from brokers, dealers, clearing organizations, and custodians at December 31, 2023, consist of the following:

($ in millions)

Cash deposits held at clearing organizations	$ 1,153
Fails to deliver securities underlying repurchase and reverse repurchase agreements	786
Receivable from brokers and dealers	16
Receivable from custodians	8
Receivables from brokers, dealers, clearing organizations, and custodians	$ 1,963

NOTE 6

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, currency risk, liquidity risk, and operational risk. CALC seeks to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments and the securities collateral received and/or pledged under reverse repurchase and repurchase agreements. Categories of market risk include, but are not limited to, exposures to interest rates, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded.

CALC seeks to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices and volatilities.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

Cash account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CALC seeks to mitigate the credit risk that exists with these account balances by reducing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

Currency Risk
The Company may have exposure to non-U.S. currencies directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for several reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity Risk
With respect to asset and liability management, the Company diversifies financing across counterparties, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. CALC typically maintains a pool of excess liquidity at the Company for these planned and contingent needs.

Operational Risks
Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people, systems, or from external events. CALC seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks
The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CALC's ability to manage the Company's activities. CALC seeks to manage this risk through continuity and resiliency planning.

During the life of the Company, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

PALAFOX TRADING LLC

Notes to Statement of Financial Condition

NOTE 7

Commitments and Contingencies

Commitments
The Company enters into forward starting reverse repurchase and repurchase agreements that settle at a future date. At December 31, 2023, the Company had commitments relating to its unsettled forward starting reverse repurchase agreements of $56.86 billion and repurchase agreements of $58.71 billion, of which $37.31 billion and $21.31 billion, respectively, are with GFIL. At December 31, 2023, these forward starting reverse repurchase and repurchase agreements have settlement dates through October 1, 2024.

Contingencies
In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses (FICC, LCH and EUREX). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral.

Additionally, the Company is approved as a sponsoring member to clear eligible overnight reverse repurchase and repurchase agreements through FICC on behalf of GFIL, which is a sponsored member under FICC's rules. Under these rules, the Company guarantees the prompt and full payment and performance of GFIL's respective obligations to FICC.

CALC believes the potential for the Company to be required to make payments under the aforementioned guarantees is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these guarantees.

NOTE 8

Income Taxes

The Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, and certain state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions; its filed returns are open under the normal three-year statute of limitations and therefore subject to examination by tax authorities. At December 31, 2023, the Company has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. As of December 31, 2023, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

The Company has determined that as of December 31, 2023, there are no temporary differences between the GAAP and tax basis of assets and liabilities that would result in deferred income tax assets or liabilities.

NOTE 9

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. At December 31, 2023, net capital was $1.67 billion in excess of the required minimum net capital of $1.5 million.

For the year ended December 31, 2023, the Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2023, the amount held on deposit in the reserve bank account was $15 million.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

NOTE 10

Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the financial statement was available to be issued.

Subsequent to December 31, 2023, the Company became a clearing member of the Board of Trade of the City of Chicago, Inc.